[MEDIACOM LETTERHEAD]
[GRAPHIC OMITTED]

                                                 Mark E. Stephan
                 Executive Vice Presdient, Chief Financial Officer and Treasurer





May 16, 2005



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 04-07
Washington, D.C. 20549
Attn:    Larry Spirgel
         Assistant Director

RE:  MEDIACOM LLC
     MEDIACOM CAPITAL CORPORATION
     FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
     FILED MARCH 31, 2005

Ladies and Gentlemen:

This letter is in response to the Staff's letter dated May 2, 2005 addressed to Mark E. Stephan, Chief Financial Officer of Mediacom LLC and Mediacom Capital Corporation. The following responses are keyed to the numbered comments contained in the Staff's letter and reflect a discussion with the Staff on May 3, 2005. Each of the responses is preceded by the full text of the Staff's comment.


GENERAL

1. PLEASE BE ADVISED THAT YOUR FILE NUMBERS ARE 333-82124-01 FOR MEDIACOM LLC AND 333-82124-04 FOR MEDIACOM CAPITAL CORPORATION.

     RESPONSE:

     Mediacom LLC and Mediacom Capital Corporation made their initial filing with the Securities and Exchange Commission on June 19, 1998. These entities filed a joint registration statement on Form S-4 under the Securities Act of 1933 and were assigned the following file numbers:

     o    Mediacom LLC - File No. 333-57285-01

     o    Mediacom Capital Corporation - File No. 333-57285

     Since Mediacom LLC and Mediacom Capital Corporation did not register their respective securities under the Securities Exchange Act of 1934, these 1933 Act file numbers were assigned, respectively, to Mediacom LLC and Mediacom Capital Corporation for all future 1934 Act filings.



                       Mediacom Communications Corporation
  100 Crystal Run Road o Middletown, NY 10941 o 845-695-2640 o Fax 845-695-2639

Mr. Larry Spirgel
May 16, 2005
Page 2 of 4


     On February 4, 2002, Mediacom LLC, Mediacom Capital Corporation and three affiliated entities filed a joint registration statement on Form S-3 under the Securities Act of 1933. Mediacom LLC and Mediacom Capital Corporation were assigned the following file numbers under this 1933 Act registration statement:

     o    Mediacom LLC - File No. 333-82124-01

     o    Mediacom Capital Corporation - File No. 333-82124-04

     The 1933 Act file numbers from this second Securities Act filing by Mediacom LLC and Mediacom Capital Corporation are currently reflected on the SEC website (and as we understand on the SEC database) as the 1934 Act file numbers of these entities. We believe this is incorrect since the file number from an entity's first filing under the Securities Act of 1933 is the file number for all future filings under the Securities Exchange Act of 1934 unless the entity registers its securities under the 1934 Act.

     We request the Staff correct the SEC database, including the SEC website, to reflect that the 1934 Act file numbers for Mediacom LLC and Mediacom Capital Corporation are as follows:

     o    Mediacom LLC - File No. 333-57285-01

     o    Mediacom Capital Corporation - File No. 333-57285

     Note that this change does not relate to the registration statement on Form S-3 filed on February 4, 2002 and the amendment thereto.


LIQUIDITY AND CAPITAL RESOURCES, PAGE 40

2. PLEASE DISCUSS IN MORE DETAIL AND QUANTIFY YOUR SHORT-TERM AND LONG-TERM CASH REQUIREMENTS AND SOURCES. YOUR DISCUSSION SHOULD INCLUDE THE FUNDS NECESSARY TO MAINTAIN CURRENT OPERATIONS AND ANY COMMITMENTS FOR CAPITAL EXPENDITURES AND OTHER EXPENDITURES. REFER TO SECTION IV OF THE COMMISSION'S INTERPRETIVE RELEASE ON MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS WHICH IS LOCATED ON OUR WEBSITE AT HTTP://WWW.SEC.GOV/RULES/INTERP/33-8350.HTM.

     RESPONSE:

     We advise the Staff that this disclosure was included under Part I - Item 2
     - Management's Discussion and Analysis of Financial Condition and Financial Condition - Liquidity and Capital Resources in our quarterly report on Form 10-Q for the quarterly period ended March 31, 2005.

Mr. Larry Spirgel
May 16, 2005
Page 3 of 4


DESCRIPTION OF OUR CREDIT FACILITIES, PAGE 41

3. PLEASE PROVIDE AN EXHIBIT FOR YOUR RATIO OF EARNINGS TO FIXED CHARGES THAT COMPLIES WITH ITEM 503(D) OF REGULATION S-K. ALSO, PRESENT THIS RATIO IN YOUR SELECTED FINANCIAL DATA SECTION.

     RESPONSE:

     We advise the Staff that our ratio of earnings to fixed charges will be presented for each of the last five fiscal years in comparative columnar form as part of our selected financial data in a Form 8-K to be filed during the week of May 16, 2005. A statement setting forth the computation of the ratio of earnings to fixed charges will be filed as an exhibit to the Form 8-K.


CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS, PAGE 42

4. PLEASE REVISE YOUR DISCLOSURE TO INCLUDE YOUR INTEREST PAYMENTS IN THE TABULAR PRESENTATION.

     RESPONSE:

     We advise the Staff that this disclosure was included under Part I - Item 2
     - Management's Discussion and Analysis of Financial Condition and Financial Condition - Capital Obligations and Commercial Commitments in our quarterly report on Form 10-Q for the quarterly period ended March 31, 2005.


CRITICAL ACCOUNTING POLICIES, PAGE 42

5. PLEASE DISCUSS YOUR ACCOUNTING POLICY FOR YOU ALLOWANCE FOR DOUBTFUL ACCOUNTS AND PROGRAMMING LIABILITIES.

     RESPONSE:

     We advise the Staff that this disclosure was included under Part I - Item 2
     - Management's Discussion and Analysis of Financial Condition and Financial Condition - Critical Counting Policies in our quarterly report on Form 10-Q for the quarterly period ended March 31, 2005.

We acknowledge that:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel
May 16, 2005
Page 4 of 4


Please call the undersigned at (845) 695-2640 or our outside counsel, Joseph H. Schmitt of Sonnenschein Nath & Rosenthal LLP (212) 768-6983, if you have any questions.



Sincerely,

/s/ Mark E. Stephan




cc:  Bob Carroll, Staff Accountant
     Dean Suchiro, Senior Staff Accountant